**Saia-Burgess** Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

RECEIVED
2004 OCT 28 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

04045790

SUPPL

Murten, 19.10.2004
**Preben Sundenaes** I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

**Rule 12g3-2(b) File No. 82-4810**

Dear Sirs,

The enclosed press release as well as the letter to shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

11/1

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com



**Press Release**
Murten, October 19, 2004

## Saia-Burgess further increases sales, EBITA and net income

**In the first nine months of 2004 the Saia-Burgess Group increased sales by 18.1 percent to CHF 425.6 million (same period in the previous year: CHF 360.3 million). The EBITA (Earnings before interest, tax and amortisation) increased by 34.8 percent to CHF 36.5 million (CHF 27.1 million) with the EBITA margin reaching 8.6 percent (7.5 percent). Net income increased by 45.8 percent to CHF 21.0 million (CHF 14.4 million). Providing exchange rates remain stable and there is no deterioration in the economic conditions, for 2004 Saia-Burgess anticipates sales of approximately CHF 575 million and an EBITA margin of around 9 percent.**

Compared with the same period in the previous year, sales in the first nine months of 2004 increased by 18.1 percent to CHF 425.6 million (CHF 360.3 million). After allowance for currency fluctuations they rose by 18.3 percent to CHF 426.1 million. The increase in sales of CHF 65.8 million after allowing for currency adjustments comprised 12.2 percent from internal growth and 6.1 percent through acquisitions.

### High level of internal growth in the automotive area

The Automotive Division increased sales in the period January to September 2004 by CHF 43.2 million, or 23.4 percent by comparison with the same period in the previous year to CHF 227.2 million (CHF 184.0 million). Growth through acquisitions (Bühler Division Actuators) accounted for 7.3 percent or CHF 13.5 million. The Industry Division increased sales by CHF 18.7 million to CHF 161.9 million (CHF 143.2 million), representing a 13.1 percent growth. Acquisition-related growth (Cetronic, Otehall and Stegmann) accounted for 5.9 percent or CHF 8.5 million. The Controls Division increased sales by CHF 3.4 million, or 10.3 percent, to CHF 36.5 million (CHF 33.1 million).

### Further increase in earnings

Reflecting the sharp increase in the EBITA of 34.8 percent, for the first nine months of 2004 EBIT increased by 39.6 percent compared with the same period in the previous year to CHF 32.0 million (CHF 22.9 million) and net income by 45.8 percent to CHF 21.0 million (CHF 14.4 million).

The integration of the businesses acquired from Stegmann and Bühler within the Saia-Burgess Group is proceeding as planned. However, the integration of the Otehall activities took slightly longer than had been anticipated and this was taken into account in the restructuring and integration costs of CHF 1.0 million in the 3rd quarter 2004. The integration of Otehall has now been completed.

**Change in the Group Management**

Mrs. Valeria Poretti-Rezzonico was appointed to the Group Management of the Saia-Burgess Group with effect from October 1, 2004. Valeria Poretti has been working at Saia-Burgess since 1996. Whilst she will continue to take care of her previous field of responsibility – Corporate Communications and Investor Relations – she will now also be responsible for Group Marketing.

**Outlook**

The situation of the European and US automotive markets remains very uncertain. In addition, there is a major uncertainty about the raw materials market: as such, the continuing rise in oil prices will be reflected for example in the prices for plastics raw materials. Nevertheless, Saia-Burgess is confident that its growth strategy will continue to be successful.

Providing exchange rates remain stable and there is no deterioration in the economic conditions, for 2004 Saia-Burgess forecasts sales of approximately CHF 575 million and an EBITA margin of around 9 percent.

**Additional information**

Contact partner for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Director Corporate Communications and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
www.saia-burgess.com

## Saia-Burgess Group

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

## Agenda

| | |
|---|---|
| 10.11.04 | 'electronica' in Munich |
| 03.02.05 | Publication of sales figures 2004 |
| 17.03.05 | Presentation of results to media and analysts |
| 19.05.05 | Annual General Meeting in Murten |

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

# Letter to Shareholders

Murten, October 19, 2004

**Saia-Burgess further increases sales, EBITA and net income**

Dear Shareholder,

We are pleased to inform you that in the first nine months of 2004 we increased sales by 18.1 percent to CHF 425.6 million (same period in the previous year: CHF 360.3 million). After allowance for currency fluctuations they rose by 18.3 percent to CHF 426.1 million. The increase in sales of CHF 65.8 million after allowing for currency adjustments comprised 12.2 percent from internal growth and 6.1 percent through acquisitions. The EBITA (Earnings before interest, tax and amortisation) increased by 34.8 percent to CHF 36.5 million (CHF 27.1 million) with the EBITA margin reaching 8.6 percent (7.5 percent). Net income increased by 45.8 percent to CHF 21.0 million (CHF 14.4 million).

**High level of internal growth in the automotive area**
The Automotive Divisiòn increased sales in the period January to September 2004 by CHF 43.2 million, or 23.4 percent by comparison with the same period in the previous year to CHF 227.2 million (CHF 184.0 million). Growth through acquisitions (Bühler Division Actuators) accounted for 7.3 percent or CHF 13.5 million.
The Industry Division increased sales by CHF 18.7 million to CHF 161.9 million (CHF 143.2 million), representing a 13.1 percent growth. Acquisition-related growth (Cetronic, Otehall and Stegmann) accounted for 5.9 percent or CHF 8.5 million.
The Controls Division increased sales by CHF 3.4 million, or 10.3 percent, to CHF 36.5 million (CHF 33.1 million).

**Further increase in earnings**
Reflecting the sharp increase in the EBITA of 34.8 percent, for the first nine months of 2004 EBIT increased by 39.6 percent compared with the same period in the previous year to CHF 32.0 million (CHF 22.9 million) and net income by 45.8 percent to CHF 21.0 million (CHF 14.4 million).
The integration of the businesses we acquired from Stegmann and Bühler is proceeding as planned. However, the integration of the Otehall activities took slightly longer than we anticipated and this was taken into account in the restructuring and integration costs of CHF 1.0 million in the 3rd quarter 2004. The integration of Otehall has now been completed.

**Change in the Group Management**
Mrs. Valeria Poretti-Rezzonico was appointed to the Group Management of the Saia-Burgess Group with effect from October 1, 2004. Valeria Poretti has been working for us since 1996. Whilst she will continue to take care of her previous field of responsibility – Corporate Communications and Investor Relations – she will now also be responsible for Group Marketing.

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com



**Outlook**

The situation of the European and US automotive markets remains very uncertain. In addition, there is a major uncertainty about the raw materials market: as such, the continuing rise in oil prices will be reflected for example in the prices for plastics raw materials. Nevertheless, we are confident that our growth strategy will continue to be successful.

Providing exchange rates remain stable and there is no deterioration in the economic conditions, for 2004 we forecast sales of approximately CHF 575 million and an EBITA margin of around 9 percent.

Please also visit us on our home page under www.saia-burgess.com where you will find updated information about our Group.

Thank you very much for your confidence in Saia-Burgess.

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer and
Delegate of the Board of Directors

**Agenda**

| | |
|---|---|
| 03.02.05 | Publication of sales figures 2004 |
| 17.03.05 | Presentation of results to media and analysts |
| 19.05.05 | Annual General Meeting in Murten |